

September 27, 2013

Via E-mail
Linda K. Zecher
President and Chief Executive Officer
HMH Holdings (Delaware), Inc.
222 Berkley Street
Boston, MA 02116

>   **Re: HMH Holdings (Delaware), Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed September 13, 2013**
>   **File No. 333-190356**

Dear Ms. Zecher:

We have reviewed your responses to the comments in our letter dated August 29, 2012 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

General

1. We note references on your website to consultants or sales representatives in Africa, the Middle East, Latin America, the Caribbean and Iran. Also, you discuss on pages 8, 78 and elsewhere your sales in the Middle East, Latin America and the Caribbean and Africa. Cuba, Iran, Sudan and Syria, countries located in those regions, are designated by the Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan and Syria, whether through subsidiaries, affiliates, distributors, partnerships or other direct or indirect arrangements. Your response should describe any services, products, information or technology you have provided to or received from Cuba, Iran, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

2. Please discuss the materiality of any contacts with Cuba, Iran, Sudan and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, please address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal

governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan and Syria.

Statement Regarding Industry and Market Data, page ii

3. Please revise to disclose here the third-party sources for the data used in the registration statement.

Prospectus Summary, page 1

Overview, page 1

4. We note your response to our prior comment 14 that the relationships with "recognized technology leaders such as Apple, Samsung, Knewton and Kno" are distribution agreements and not partnerships. Please revise page 2 and throughout to clarify the nature of these relationships. Alternatively, please remove such disclosures.

Market Opportunity, page 2

Rising Global Demand for Education, page 2

5. We note your responses to our prior comments 15 and 16 and reissue in part. Please revise the first paragraph in this section and throughout to clarify that there is no guarantee that the global educational markets will continue to rise and that there is no guarantee that you will be able to increase your market share in such regions or benefit from the growth in such markets. In addition, the disclosure in this subsection appears to contradict your actual results for 2011. Please briefly discuss why your international sales were lower in 2011 as compared to 2010. Similarly, please revise the first paragraph in the "U.S. K-12 Market is Large and Growing" subsection on page 2 and throughout to clarify that there is no guarantee that the U.S. K-12 market will grow and include a cross-reference to the first bullet point on page 7.

Market Opportunity, page 2

U.S. K-12 Market is Large and Growing, page 2

6. Please balance the disclosure in the second paragraph and throughout the prospectus to clarify that the economic recovery has been slower than anticipated and that improvement may not be significant.

Increasing Focus on Accountability and Student Outcomes, page 3

7. We note your response to our prior comment 20. The recent economic recession and budget cuts related to education appear to contradict the disclosure in the last paragraph as educational mandates could be affected by other factors. Please revise.

Consumerization of Education, page 4

8. We note your response to our prior comment 22 and reissue. Please revise to disclose the current "global English language learning market" and your share of this market. Also balance the disclosure here to highlight that there is no guarantee that you will be able to increase sales in this market.

Competitive Strengths, page 4

Iconic brands with international recognition, page 4

9. Please clarify, if true, that the Q score data suggested that Curious George's recognition was greater than the Mickey Mouse Clubhouse and not Mickey Mouse.

Strong financial position and scalable business model, page 5

10. We note your response to our prior comment 27 and reissue. Please include a brief discussion in this section and on page 74 of your recent emergence from bankruptcy and the net losses you have experienced in the last three fiscal years and the interim stub.

Products and Services, page 7

11. We note your response to our prior comment 34 and reissue in part. Please tell us why you believe that your Benchmark Assessment System has displaced competing programs, and, if known, please disclose the percentage of K-12 schools that use your Benchmark Assessment System.

Management's Discussion and Analysis, page 35

Results of Operations, page 44

Consolidated Operating Results for the Six Months Ended June 30, 2013 and 2012, page 44

12. Please ensure that the explanation of the variance for income tax expense on page 45 is consistent with the disclosure contained in note 9 of the notes to the interim financial statements that was revised as indicated in your response to our prior comment 85. Additionally, as appropriate, please clarify the respective reporting period(s) impacted by the factors indicated in the following existing disclosure on page 45 in regard to the

variance in income tax expense: "The increase in income tax expense for the six months ended June 30, 2013 compared to the same period in 2012 … This tax benefit in continuing operations is offset by the deferred tax liabilities associated with tax amortization on indefinite-lived intangibles, as well as expected foreign, state and local taxes."

Operating activities, page 61

13. Refer to the analysis of the changes in net cash of operating activities for each comparative period discussed beginning on page 61. Please explain to us how the factors cited substantially address the net unfavorable change in operating assets and liabilities of $34.6 million for the six months ended, and the variance in net cash provided by operating activities of $28.0 million for 2012 compared to 2011 and $8.9 million for 2011 compared to 2010.

Business, page 69

Company Overview, page 69

14. We note your response to our prior comment 48 and reissue in part. Please tell us the size of your digital products portfolio and market share. In addition, please revise to balance your disclosure in the last paragraph on page 69 to clarify that your agreements with the companies listed in the second sentence of this paragraph are non-exclusive and, if true, that these companies can and do have agreements with your competitors who are also moving into the digital-content market.

U.S. K-12 Market is Large and Growing, page 70

15. We note your revised disclosure in response to our prior comment 51. Please revise to disclose, if known, whether Florida, California and Texas have increased the amount spent on educational materials from prior adoption years. In addition, please revise to disclose that there is no guarantee that you will continue to capture over 50% of the market shares in these states in the future.

Growing Shift Towards Digital Materials, page 72

16. Please provide a brief description of a "blended learning environment."

Competitive Strengths, page 73

Long-standing relationships with educators and other key education stakeholders, page 73

17. Please explain how your sales force can remain experts on the individual products when the reorganization appears to centralize your staff in geographic areas instead of on particular products. Alternatively, please remove this disclosure.

Iconic brands with international recognition, page 74

18. We note your response to our prior comment 57 and reissue. Please clarify as to how the ranking of Japan as second and Australia as fourth in the number of international downloads of your app indicates that your brands have viral value. The ranking of Japan as second and Australia as fourth after the United States does not indicate the number of downloads in these countries or globally and does not necessarily demonstrate that the Curious George brand has "viral value." Please revise or advise. In addition, please state that it is your belief that the Curious George brand has an "inherent" international following.

Deepen penetration of existing educational markets by adapting, page 75

19. We note your revised disclosure on page 75 in response to our prior comment 60. Please clarify, if true, that other publishers provide textbooks through the Apple iBookstore for each of the subjects listed on page 75.

Underwriting, page 125

20. We note your response to our prior comment 70 that "[c]ertain of the selling shareholders may be deemed underwriters" on page 128. Please remove the words "certain of the" as your disclosure should clarify that the selling shareholders may be deemed underwriters.

Notes to Consolidated Financial Statements, page F-9

Note 2. Chapter 11 Reorganization Disclosures, page F-12

Equity Transactions, page F-13

21. Refer to your response to our prior comment 77. We note from your response to our prior comment 76 and disclosures in your filing that the total amounts of the distributions received by interests held in your common stock prior to the petition date on June 22, 2012 pursuant to the terms of the Plan were $69.7 million for adequate protection payments and $30.3 million for conversion fees. Please state the total amount of the distributions made, and clarify that the amounts presented in this section of $60.1 million

for adequate protection payments and $26.1 million for conversion fees represent the portion only attributable to equity transactions.

Note 10. Income Taxes, page F-33

22. Refer to your response to our prior comment 83. Please revise the description of the line item in the table for the deferred tax asset "Interest" and/or add disclosure in the note that clarifies what this represents consistent with the response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Doug Jones at (202) 551-3309 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
John C. Kennedy, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP